[PETILLON HIRAIDE LOOMIS ZAGZEBSKI & ZAGZEBSKI LLP]

September 7, 2010

Pradip Bhaumik, Esq.

Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Bidz.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 9, 2009
Form 8-K Filed August 10, 2009
File No. 1-33513

Dear Mr. Bhaumik:

Further to our recent conversations, we have discussed with our client Bidz.com, Inc. (“Bidz”) the qualitative materiality of its online transactions with customers whose delivery addresses were in countries identified as state sponsors of terrorism.  These transactions are described and identified specifically in our letter to you dated February 19, 2010, in response to your comment letter dated December 24, 2009.  In assessing qualitative materiality, we considered, among other things, the staff’s pronouncements regarding qualitative materiality as set forth in Staff Accounting Bulletin No. 99.

In summary, because Bidz maintained, and continues to maintain, a policy against doing business with customers who reside in countries that have been identified as state sponsors of terrorism, and, as the transactions with Syria were inadvertent as described below, Bidz does not believe these contacts were quantitatively or qualitatively material.

Bidz has established controls that are designed to prevent transactions with customers who have addresses in countries that have been designated as state sponsors of terrorism.  Although the controls have been designed with backup systems to prevent inadvertent error (e.g., FedEx is instructed to reject any shipments to addresses on the restricted list), the transactions at issue — the three transactions (five items) in 2006 and one in 2007 (three items) which were shipped to addresses in Syria — may have gone undetected, if, for example, the customer did not correctly complete the address field and, instead, identified a “non-blocked” in the county code field.  As of December 31, 2009, Bidz processed an average of over 1,500 orders per day (approximately 6,700 items sold per day).

Please do not hesitate to call me if I can provide any additional information or answer any questions.

Very truly yours,

PETILLON HIRAIDE LOOMIS ZAGZEBSKI & ZAGZEBSKI LLP

/S/ MARK T. HIRAIDE

By Mark T. Hiraide

MTH:jmh